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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                     (Amendment No. 2)


                            Sound Source Interactive, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)



                            Common Stock, par value $.001
--------------------------------------------------------------------------------
                            (Title of Class of Securities)



                                      83608K 107
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                                    (CUSIP Number)



                                  Allyn R. Burroughs
                               5075 Spyglass Hill Drive
                                 Las Vegas, NV  89122
--------------------------------------------------------------------------------
                    (Name, address, and telephone number of Person
                  authorized to Receive Notices and Communications)



                                     April 27, 1998
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.   /  /

Check the following box if a fee is being paid with the statement.      / /

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CUSIP No. 83608K 107            SCHEDULE 13D                  Page 2 of 7 Pages

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               ASSI, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  / /
                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT         / /
     TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

               Nevada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING                    1,140,000
   PERSON WITH               --------------------------------------------------
                              (8) SHARED VOTING POWER

                                      None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                                      1,140,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                      None
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,140,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       /  /
     SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   20.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

              CO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 83608K 107            SCHEDULE 13D                  Page 3 of 7 Pages

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               Louis Habash
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  / /
                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

            Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT         / /
     TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING                     None
   PERSON WITH               --------------------------------------------------
                              (8) SHARED VOTING POWER

                                      1,140,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                                      None
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                      1,140,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,140,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       /  /
     SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   20.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     3 of 7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              STATEMENT ON SCHEDULE 13D

         This Amendment No. 2 to Schedule 13D is filed by ASSI, Inc., a Nevada corporation ("ASSI"), and Louis Habash ("Habash") to amend and update the Schedule 13D dated August 3, 1996, which was previously amended by Amendment No. 1 dated October 10, 1996 (the "Original Schedule 13D"). All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Original Schedule 13D. Items not included in this Amendment are either not amended or not applicable.

         The purpose of this Amendment No. 2 is to reflect the acquisition by ASSI of 1,100,000 shares of common stock of the Company in exchange for warrants held by ASSI to acquire 4,816,657 shares of Common Stock of the Company in connection with a Settlement Agreement dated as of April 27, 1998 by and among ASSI, the Company and certain other parties (the "Settlement Agreement").



Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to read as follows:

         ASSI beneficially owns 1,140,000 shares of Common Stock. Of this amount, 40,000 shares were purchased from another shareholder of the Company in October 1995 for $200,000 and the remaining 1,100,000 shares were acquired from the Company as part of the Settlement Agreement in exchange for 4,816,657 warrants held by ASSI. Of these warrants exchanged by ASSI, 2,000,000 warrants were acquired in April 1996 in exchange for consulting

                                  Page 4 of 7 Pages

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services provided by ASSI to the Company, and the balance was purchased as follows: (1) 800,000 warrants were purchased from the Company in October 1995 as part of a purchase of 1,100,000 warrants for $55,000 in connection with a private offering of notes and warrants by the Company, and (ii) 2,016,657 warrants were acquired in July 1996 upon conversion of $504,164 in principal and accrued interest on an outstanding loan by ASSI to the Company. All funds used to purchase the 40,000 shares and the purchased warrants were working capital funds of ASSI.

Item 4.  PURPOSE OF TRANSACTIONS.

         Item 4 is amended to read as follows:

         The shares of Common Stock purchased by ASSI were purchased as an investment based on the belief of ASSI that they provided an opportunity for long-term appreciation.

         (a) In connection with the Settlement Agreement, ASSI and Habash have agreed pursuant to a lock-up agreement that during the period commencing April 24, 1998 and ending May 30, 1999, they will not, without the prior written consent of the Company, sell or otherwise encumber their shares of Common Stock of the Company in an aggregate amount in excess of the product of 94,620 times the number of full calendar months (commencing with the month of May 1998) elapsed since April 24, 1998.

         (b)-(c)   None.

         (d) Pursuant to the Settlement Agreement, the Company's Board of Directors has been increased from five (5) to seven (7) members and Richard Azevedo, Samuel Poole, Wayne Rogers and John Wholihan have been appointed to fill the four (4) vacant board seats. In addition, under the Settlement Agreement, the Company has agreed to identify and engage a qualified chief financial officer within ninety (90) days or as soon as otherwise practicable as determined by the Board of Directors or a committee thereof.

         (e)- (j)  None.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to read as follows:

         (a) As of the date of this Schedule, ASSI was the beneficial owner of 1,140,000 shares of Common Stock representing approximately 20.3% of the 5,615,099 shares of Common Stock outstanding based upon the information contained in the Company's Quarterly Report on Form 10-QSB for the period ending December 31, 1997.

         As sole shareholder of ASSI, Habash beneficially owns all of the shares of Common Stock beneficially owned by ASSI.

         Except for the currently exercisable portion of the option issued to James under the Company's 1995 Stock Option Plan, as described under Item 6 below, Burroughs and James are not the beneficial owner of any shares of Common Stock and specifically disclaim any beneficial ownership in the shares of Common Stock beneficially owned by ASSI.

         (b) ASSI has sole power to vote or direct the vote and to dispose or direct the disposition of the 1,140,000 shares of Common Stock beneficially owned by it. Habash, as sole shareholder of ASSI, shares the power to vote or direct the vote, and to dispose or direct the disposition of, the Common Stock held by ASSI.

                                  Page 5 of 7 Pages

         (c) On April 27, 1998, ASSI, the Company, and certain other parties entered into the Settlement Agreement dated as of April 24, 1998 relating to certain disputes which had arisen among the parties, including certain lawsuits filed against the Company, Chairman and Chief Executive Officer Vincent Bitetti and President and Chief Operating Officer Ulrich Gottschling by The Boston Group, Inc., ASSI, Inc. and Mark James. The lawsuits had alleged breach of contract concerning Board of Directors nominations and breach of duty with respect to an attempt to increase the size of the Board of Directors and fill the new positions with managements' nominees. As part of the settlement of those disputes, the board of Directors was increased to seven (7) members and ASSI exchanged warrants to purchase 4,816,657 shares of Common Stock of the Company for 1,100,000 shares of Common Stock of the Company, subject to the lock-up agreement described under Item 4(a) above. The parties to the Settlement Agreement acknowledged that there were multiple settlements under that Agreement and that the value of certain claims ASSI had against the Company and which were being released had been factored into the exchange by ASSI of its warrants for shares of Common Stock of the Company.

         (d)-(e)   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended to read as follows:

         In April 1996, ASSI entered into a Stockholder Voting Agreement with the Company, Vincent J. Bitetti and Eric Winston, under which Messrs. Bitetti and Winston agreed to vote their shares in favor of ASSI's nominee to the Board of Directors, which was to have five members. In addition, under the Voting Agreement, ASSI agreed to vote in favor of two nominees to the Board of Directors selected by Mr. Bitetti for so long as Mr. Bitetti owned at least 20% of the issued and outstanding shares of Common Stock of the Company, and one nominee selected by Mr. Bitetti for so long as he owned less than 20% but at least 10% of the issued and outstanding shares of Common Stock of the Company.

         Pursuant to the Settlement Agreement, the Company received the consent of ASSI to certain matters relating to the existing Voting Agreement (the "Consent"). Among other things, the Consent provides that as between the Company, ASSI, The Boston Group, L.P. and Vincent J. Bitetti, the nominees for the new seven-person Board of Directors will be determined as follows: up to two persons may be nominated by Bitetti as long as he holds 750,000 or more shares of the Company's Common Stock (but only one person, if Bitteti holds more than 500,000 and less than 750,000 shares, and no person if Bitetti holds 500,000 or fewer shares); one person may be nominated by ASSI as long as it holds 500,000 or more shares of the Company's common stock (but no person if ASSI holds fewer than 500,000 shares); up to two persons may be nominated by The Boston Group, L.P. (including as assignee of the rights of Joseph Stevens & Company, L.P.) pursuant to the Underwriting Agreement dated July 1, 1996 among the Company, The Boston Group, L.P. and Joseph Stevens & Company, L.P. (the "Underwriting Agreement") so long as it may be in effect in pertinent part; one person (an "Expansion Member") may be nominated by Mr. Bitetti (subject to approval of such person by ASSI (unless a renomination of a presently serving nominee)); and one person (another "Expansion Member") may be nominated by ASSI (subject to approval of such person by Mr. Bitetti (unless a renomination of a presently serving nominee)). Each Expansion Member must be independent of the Company and the person nominating such Expansion Member and must meet certain other requirements set forth in the Consent. Mark James is ASSI's nominee pursuant to the Voting Agreement and the Consent and John Wholihan is ASSI's Expansion Member nominee pursuant to the Consent.

         The Voting Agreement terminates on the earlier of July 8, 2001 or such time as Messrs. Bitetti and Winston collectively are the beneficial owners of less than 10% of the issued and outstanding Common Stock of the Company. Messrs. Bitetti and Winston have granted irrevocable proxies to ASSI, and ASSI has granted an irrevocable proxy to Mr. Bitetti, consistent with the terms of the Voting Agreement. The Consent automatically terminates upon termination of the Voting Agreement and may be terminated earlier, at the election of ASSI, in the event of a breach of the Settlement Agreement by the Company, Bitetti or Ulrich Gottschling, in which case the authorized number of directors will be automatically reduced from seven (7) to five (5) at the next annual meeting of stockholders of the Company and nominations and elections for the resulting five (5) member Board of Directors will be governed by the Voting Agreement and the Underwriting Agreement.

         Mark James was appointed a director of the Company in July 1996. Under the Company's 1995 Stock Option plan, each nonemployee director automatically receives an option to acquire 10,000 shares of Common Stock upon appointment and for each year of service on the Board of Directors.
James has received an option to purchase 10,000 shares of Common Stock at $4.5625 per share, vesting 50% annually beginning July 10, 1997. In July
1997, James received an additional option to purchase 10,000 shares of Common Stock at $1.00 per share, vesting 50% annually beginning July 10, 1998.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

      EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
      Exhibit 9: Settlement Agreement dated as of April 24, 1998 by and among Sound Source Interactive, Inc., Inc., ASSI, Inc., NCD, Inc., The Boston Group, LP, Vincent J. Bitetti, Ulrich E. Gottschling, Mark
                            A. James and Robert G. Kalik (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated April 27, 1998, of Sound Source Interactive, Inc.).

      Exhibit 10: Consent of ASSI, Inc. dated as of April 24, 1998 pursuant to the Stockholder Voting Agreement, dated as of April 30, 1996, among ASSI, Inc., Vincent J. Bitetti and Eric H. Winston (incorporated by reference to Exhibit 9.1 of the Current Report on Form 8-K dated April 27, 1998, of Sound Source Interactive, Inc.).

      Exhibit 11: Lock-Up Agreement dated as of April 24, 1998 among ASSI, Inc., NCD, Inc., Louis Habash and Sound Source Interactive, Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K dated April 27, 1998, of Sound Source Interactive, Inc.).


                                  Page 6 of 7 Pages

                                      SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  May __, 1998              ASSI, INC.


                                  By:  /s/ Louis Habash, President
                                      --------------------------------------
                                       Louis Habash, President


                                  /s/ Louis Habash
                                  ------------------------------------------
                                  Louis Habash

                                  Page 7 of 7 Pages